www.altaequipment.com

August 09, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Alta Equipment Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 001-38864

To whom it may concern,

This letter from Alta Equipment Group Inc. (“we”, “our”, “us”, "Alta” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated July 11, 2024, relating to the Company’s Form 10-K for the Year Ended December 31, 2023 (File No. 001-38864) filed with the Commission on March 14, 2024 (the “Annual Report”).

In this letter, the Company recited the comments from the Staff in italicized, bold type and followed each comment with the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2023

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022, page 44

1.
Please explain to us the basis for your balance sheet and cash flow statement classification of inventory and rental equipment, including purchases and sales of, and transfers between, inventory and rental equipment. Please be detailed in your response and address circumstances that may result in transactions being classified differently. As part of your response please describe the nature of your transactions, such as the typical time equipment is rented prior to sale (if known), the predominant source of use of the cash flows derived from equipment that is first rented and later sold, and any other factors affecting classification.

Overview of Business Model

In order to understand Alta’s balance sheet and cash flow classification, we believe that it is important to understand and clarify our business model, which is one focused on driving a maximum amount of customer-owned equipment in our territories field population so as to then maximize Alta’s higher margin product support revenue streams (e.g., parts and service). To that end, Alta broadly engages in three types of transactions:

1.
Inventory purchased and sold – we buy equipment inventory (either new or used) which is available for sale to customers immediately after we take possession of the equipment.
2.
Transfers from inventory to rental fleet (“rent-to-sell” equipment) – as part of our business model, to respond to existing rental fleet mix and market demand for lightly-used heavy construction equipment to ultimately be purchased out of dealer owned rental fleets, some of our equipment that is initially purchased for sale, and classified as inventory, is subsequently transferred from Inventories, net to Property and equipment, net (rental fleet, which is a long-term asset).

Such heavy construction equipment portion of our rental fleet, which makes up, on average, 55% of our rental fleet, is available-for-sale to our customers as part of the “rent-to-sell” portion of the Construction Equipment segment. Due to our “rent-to-sell” business model, we view the subsequent sales out of this subset of our rental fleet as part of our day-to-day business operations and similar to selling new and used equipment.

3.
Direct purchases to the rental fleet (“rent-to-rent” equipment) – in addition to the above, Alta also purchases equipment for long-term rental purposes. Typically, when we buy equipment directly into our rental fleet, we expect to hold the asset for the majority of the equipment’s useful life. This equipment is available for rent to customers immediately after we take possession of the equipment. Under this business model, the recovery of the asset cost is predominantly through rental income rather than through the sale of the equipment. Occasionally, the Company will sell rent-to-rent equipment when the market dictates or when the equipment no longer has utility as a rental asset (i.e. at the end of its useful life).

Balance Sheet Presentation

The purchases of equipment described above, including transfers between inventory and rental equipment, are classified as follows on the Consolidated Balance Sheets:

1.
Inventory purchased and sold – new and used equipment is accounted for within current assets in Inventories, net on the Consolidated Balance Sheets, as described in Note 5 of our consolidated financial statements, as this inventory is generally sold within 12 months.
2.
Transfers from inventory to rental fleet (“rent-to-sell” equipment) – when inventory purchased for sale is transferred to the rental fleet as described above, it is reclassified from Inventories, net to the Property and equipment, net line items, as it is typical that these assets stay in our rental fleet for more than a year prior to us selling them out of the fleet (at December 31, 2023 the weighted average age of our “rent-to-sell” rental fleet was approximately 20 months).

3.
Direct purchases to the rental fleet (“rent-to-rent” equipment) – our rental fleet equipment is accounted for on the Consolidated Balance Sheets in Property and equipment, net within non-current assets, as described in Note 6 – Property and Equipment of our consolidated financial statements, as it is common the equipment will stay in the rental fleet for the majority of its useful life.

Statement of Cash Flows Presentation

During the preparation of our annual financial statements included in our Annual Report, we considered the guidance outlined in Accounting Standards Codification (“ASC”) 230 - Statement of Cash Flows regarding the classification in our Consolidated Statements of Cash Flows of the cash inflows and outflows associated with the purchases and sales of, and transfers between, inventory and rental equipment. Specifically, we considered the guidance in ASC 230-10-45-22 through ASC 230-10-45-22A, which note that certain cash receipts and payments may have aspects of more than one class of cash flows and cannot be separated by source or use. In these situations, the appropriate classification shall depend on the predominant source or use of cash flows for the item. As such, we evaluated the predominant source of cash flows associated with the purchases of the equipment to determine the appropriate classification for these cash flows.

1.
Inventory purchased and sold – when equipment inventory is purchased for sale, the cash outflow is classified in the operating cash flows section of our Consolidated Statements of Cash Flows as we expect the predominant source of cash flows from the inventory to be the proceeds from its sale. When sold, the proceeds from the sale of inventory are also classified in the operating cash flows section of our Consolidated Statements of Cash Flows.
2.
Transfers from inventory to rental fleet (“rent-to-sell” equipment) – the amount of equipment inventory that is transferred from new or used equipment inventory to our rental fleet represents a non-cash transaction and, as such, it is disclosed in the Supplemental schedule of noncash investing and financing activities in our Form 10-K Consolidated Statements of Cash Flows to provide investors with transparent disclosures of such transfers.

As discussed above, we present both the payment for purchase and the proceeds from the sale of rent-to-sell equipment as operating cash flows to be consistent with our view of what is the predominant source of the cash flows for this type of transaction. The business model and our results support this view as there is market demand to purchase lightly used rental equipment out of dealer owned rental fleets as cash proceeds from the sale of our rent-to-sell equipment has historically been significant.

3.
Direct purchases to the rental fleet (“rent-to-rent” equipment) – when rent-to-rent equipment is purchased directly into Alta’s rental fleet, the cash outflow is classified in the investing section of our Consolidated Statements of Cash Flows, as we expect the equipment to be held and used for long-term rental purposes for the majority of its useful life. In addition, as noted above, occasionally, the Company will sell rent-to-rent equipment. The proceeds from such sales have not been material historically. The

Company will monitor the proceeds from the “rent-to-rent” sales and will report these proceeds as an investing cash inflow prospectively.
2.
Please explain your consideration of presenting cash receipts from borrowings and cash outflows for payments on your manufacturing floor plans payable on a gross basis for the year ended December 31, 2023. Refer to ASC 230-10-45-7 through ASC 230-10-45-9.

OEM Captive Lenders and Suppliers’ Floor Plans (or “manufacturers floor plan”) – the Company has floor plan financing facilities with several OEM captive lenders and suppliers for new and used inventory and rental equipment. These liabilities represent trade payables for the acquisition of inventory for sale and, as such, they are a component of cash flows from operating activities, consistent with the excerpt from the December 6, 2005 speech by Joel Levine, Associate Chief Accountant, Division of Corporate Finance at the AICPA Conference which stated:

Auto dealers often finance the purchase of their inventory by engaging in floor plan financing arrangements with a finance subsidiary of the manufacturer. Just to use one particular car manufacturer for illustration, a dealer would finance the purchase of Ford products through Ford Motor Credit Company, for example. Under these arrangements, the finance subsidiary pays the manufacturer, holds a lien on the automobile, and then is repaid at a future date by the dealer. These arrangements are treated as seller financing transactions within the operating cash flow category.

So, when the dealer purchases the inventory, the purchase price is reported within operating activities as both an increase in trade loans and an increase in inventory. When the inventory is sold and the loan is repaid, the trade loan is reduced as an operating cash outflow. The end result from the purchase and sale is a net operating cash inflow for the amount of the gross profit.

We considered whether providing the gross payments, as we would have presented them under the direct method, to our OEM vendors for our purchases of inventory within our operating cash flow section would provide additional insights to our cash flow information; however, we believe that because turnover is quick, as equipment is ordered into inventory with the intent to sell in the near term (within six months), and maturities are short as the payable for the equipment sold becomes due on the floor plan to the manufacturer and is paid within days, with contractual payments never exceeding 90 days from a sale. Additionally, individual transactions are large as they are for new individual pieces or fleets of material handling and construction equipment generally costing tens or hundreds of thousands of dollars and the presentation of such cash flows payments on a gross basis would not provide more meaningful information to the users of our financial statements.

We appreciate your assistance in our compliance with applicable disclosure requirements. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (248) 449-6700.

Very truly yours,

/s/ Anthony Colucci

Anthony Colucci

Chief Financial Officer